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18000838

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 21 2018
Washington DC
416

SEC FILE NUMBER
8-21373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **G.research, LLC**

OFFICIAL USE ONLY
7353
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center
(No. and Street)

Rye	NY	10580-1422
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Gigi **(914) 921-5187**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

State of New York
County of Westchester

OATH OR AFFIRMATION

I, Maria Gigi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.research, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Maria Gigi
Signature

Financial & Operations Principal
Title

Notary Public 2.20.2018

GEORGE MALDONADO
NOTARY PUBLIC
NO. 01MA6166667
My Comm. Expires
May 21, 2019
Qualified in Westchester County
STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.research, LLC
(A Wholly-owned Subsidiary of Institutional Services Holdings, LLC)

Statement of Financial Condition

December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm 1
Statement of Financial Condition.. 2
Notes to Statement of Financial Condition... 3

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
G.research, LLC
Rye, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of G.research LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 20, 2018
We have served as the Company's auditor since 2009.

G.research, LLC
(A Wholly-owned Subsidiary of Institutional Services Holdings, LLC)

Statement of Financial Condition

December 31, 2017

Assets	
Cash and cash equivalents	$ 11,440,308
Securities owned, at fair value	104,661,635
Receivables from brokers and clearing organizations	361,230
Receivables from affiliates	13,638
Deposits with clearing organizations	200,000
Income taxes receivable (including deferred tax asset of $438,612)	515,703
Fixed assets, net of accumulated depreciation of $22,837	5,197
Other assets	368,808
Total assets	$ 117,566,519
Liabilities and member's capital	
Compensation payable	$ 353,504
Payables to affiliates	761,073
Accrued expenses and other liabilities	427,342
Total liabilities	1,541,919
Member's capital:	
Common stock, $.01 par value; 200 shares authorized, issued and outstanding	2
Additional paid-in capital	135,886,590
Accumulated deficit	(19,861,992)
Total member's capital	116,024,600
Total liabilities and member's capital	$ 117,566,519

See accompanying notes.

A. Organization and Business Description

G.research, LLC (the "Company") (d.b.a. Gabelli & Company) is a wholly-owned subsidiary of Institutional Services Holdings, LLC (the "Parent"), which, in turn, is a wholly-owned subsidiary of Associated Capital Group, Inc. ("AC"). Prior to January 23, 2017, the Company was a wholly-owned subsidiary of Gabelli & Company Investment Advisers, Inc. ("GCIA"), a wholly-owned subsidiary of AC. The Company became a subsidiary of AC effective November 30, 2015, subsequent to a spin-off transaction from GAMCO Investors, Inc. ("GBL") and was a majority-owned subsidiary of GBL prior to that date. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company provides institutional investors and investment partnerships with investment research on numerous industries and special situations, with a particular focus on small-cap and mid-cap companies. The team of sell-side analysts follows economic sectors on a global basis and are bottom-up stock pickers, recommending companies that trade at significant discounts to Private Market Value ("PMV"). PMV investing is a disciplined, research-driven approach based on the extensive use of security analysis. In this process, the Company carefully selects stocks whose intrinsic value, based on the Company's estimate of current asset value and future growth and earnings power, is significantly different from the value as reflected in the public market. The Company then calculates the firm's PMV, which is defined as the price an informed industrial buyer would be likely to pay to acquire the business. The research focuses on company fundamentals, cash flow statistics, and catalysts that will help realize returns.

The Company generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients and retail customers of affiliated companies. The Company generates revenue from syndicated underwriting activities. It primarily participates in the offerings of certain closed-end funds advised by Gabelli Funds, LLC, a wholly-owned subsidiary of GBL. The Company also earns investment income generated from its proprietary trading activities.

A. Organization and Business Description (continued)

The Company acts as an introducing broker, and all securities transactions for the Company and its customers are cleared through and carried by three New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. The Company has Proprietary Accounts of Introducing Brokers ("PAIB") agreements with these firms. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

The Company's principal market is in the United States.

B. Significant Accounting Policies

Cash and Cash Equivalents

The Company's investment in an affiliated money market mutual fund meets the criteria to qualify as a cash equivalent.

Securities Owned, at Fair Value

Securities owned, at fair value, including common stocks, closed-end funds and mutual funds are recorded at fair value. All securities transactions and transaction costs are recorded on a trade date basis.

The Company's securities owned, at fair value have been categorized based upon a fair value hierarchy. The levels of the fair value hierarchy and their applicability to the Company are described below:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 assets include cash equivalents, common stocks, closed-end funds, and mutual funds.
- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes common stocks that have inputs to the valuations that can be generally corroborated by observable market data.

B. Significant Accounting Policies (continued)

Securities Owned, at Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. These assets include infrequently traded common stocks.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into and out of any level at their beginning period values.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3.

The valuation process and policies reside with the financial reporting and accounting group which reports to the Chief Financial Officer of AC. The Company generally uses the "market approach" valuation technique to value investments in Level 3 investments. The Company's valuation of Level 3 investments is based upon either (i) recent sale prices of the issuer's equity securities or (ii) the net assets, book value or cost basis of the issuer when there are no recent sales prices available.

In the absence of a closing price, an average of the bid and ask is used. Bid prices reflect the highest price that the market is willing to pay for an asset. Ask prices represent the lowest price that the market is willing to accept for an asset.

<u>Cash equivalents</u> – Cash equivalents consist of an affiliated money market mutual fund, which is invested solely in U.S. Treasuries. Cash equivalents are valued using the mutual fund's net asset value (NAV) to measure fair value. Accordingly, cash equivalents are categorized in Level 1 of the fair value hierarchy.

B. Significant Accounting Policies (continued)

Securities Owned, at Fair Value (continued)

Securities owned, at fair value - Securities owned, at fair value are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy. Securities categorized as Level 2 investments are valued using other observable inputs. Infrequently traded investments are included in Level 3 of the fair value hierarchy because significant inputs to measure fair value are unobservable. As of and during the year ended December 31, 2017, there were no Level 3 securities owned.

Receivables from Affiliates/Payables to Affiliates

Receivables from affiliates consist of receivables from certain affiliates for expenses paid on their behalf. Payables to affiliates are primarily comprised of estimated taxes due to AC. See Note C.

Receivables from Brokers and Clearing Organizations

Commission revenue and related clearing charges are recorded on a trade-date basis, and amounts receivable are included in receivables from brokers and clearing organizations.

Fixed Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives of four to seven years.

B. Significant Accounting Policies (continued)

Income Taxes

A single member LLC would generally not record a tax provision as it is disregarded as an entity for federal income tax purposes. However, the Company is a member of a tax sharing agreement among members of the AC consolidated tax group and records a tax provision. The Company generally settles either the benefit or expense with AC monthly, but not less than annually. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the Statement of Financial Condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense/benefit in the period that includes the enactment date of the change in tax rate. See Note G for detail on impact pertaining to the enactment of Tax Cuts and Jobs Act.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. A valuation allowance would be recorded to reduce the carrying value of deferred tax assets to the amount that is more likely than not to be realized. In making such a determination of whether a valuation allowance is necessary, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that the Company would be able to realize the Company's deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification ("ASC") Topic 740 on the basis of a two-step process: (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position; and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities on the Statement of Financial Condition.

B. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of all financial instruments in the Statement of Financial Condition approximate their fair values.

Use of Estimates

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Recent Accounting Developments

In January 2016, the FASB issued ASU 2016-01, which amends the guidance in GAAP on the classification and measurement of financial instruments. Although the ASU retains many current requirements, it significantly revises an entity's accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. For public companies, the new standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2017. To adopt the amendments, entities will be required to make a cumulative-effect adjustment to beginning retained earnings as of the beginning of the fiscal year in which the guidance is effective. The Company has evaluated this guidance and has concluded that it has no material impact on its Statement of Financial Condition. The Company has adopted this ASU effective January 1, 2018.

In October 2016, the FASB issued ASU 2016-16, which removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. The ASU is intended to reduce the complexity of U.S. GAAP and diversity in practice related to the tax consequences of certain types of intra-entity transfers, particularly those involving intellectual property. For public companies, the ASU is effective for annual periods beginning after December 15, 2017. Early adoption was permitted. The Company has evaluated this guidance and has concluded that it has no material impact on its Statement of Financial Condition. The Company has adopted this ASU effective January 1, 2018.

B. Significant Accounting Policies (continued)

Recent Accounting Developments (continued)

On December 22, 2017, the SEC issued SAB 118, *Income Tax Accounting Implications of the Tax Cuts and Jobs Act*, to address the application of ASC 740, Income Taxes, in the reporting period that includes December 22, 2017, the date the Tax Cuts and Jobs Act (the "Act") was signed into law. In general, the SAB provides that a company should reflect the income tax impacts of the Act for which the accounting under ASC 740 is complete. If a company is unable to complete the required accounting as a result of incomplete information, preparation or analysis, however, it may record a reasonable estimate as a provisional amount. Additional provisions deal with situations in which no reasonable estimate can be determined. Changes to estimates determined during a measurement period up to one year from the date of enactment will be reflected as an adjustment to tax expense or benefit in the reporting period the amounts are determined. The SAB also provides requirements concerning Statement of Financial Condition disclosures about the material financial reporting impacts of the Act.

C. Related Party Transactions

At December 31, 2017, the Company had an investment of $11,433,188 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, LLC, which is an affiliate of the Company. The amount is recorded in cash and cash equivalents in the Statement of Financial Condition.

In 2017, the Company earned approximately 60%, of its commission revenue from transactions executed on behalf of funds advised by Gabelli Funds, LLC and private wealth management clients advised by GAMCO Asset Management Inc., a wholly-owned subsidiary of GBL.

Effective January 1, 2014, the Company entered into agreements with two affiliates, GAMCO Asset Management Inc. and Gabelli Funds, LLC, to provide each affiliate with the same types of research services that it provides to its other clients. The agreements call for these two entities to pay a research services fee. The annual fee amounts are determined by negotiations between the Company and each entity that utilizes the Company's research.

During 2017, the Company participated as agent in the secondary offerings of the GAMCO Global Gold, Natural Resources & Income Trust ("GGN").

C. Related Party Transactions (continued)

On February 8, 2017, the Parent made a capital contribution to the Company of $10,000,000 in The Gabelli U.S. Treasury Money Market Fund. The Parent also made non-cash capital contributions to the Company on November 29, 2017 totaling $103,119,604. These non-cash contributions included certain common stocks, closed-end funds and a mutual fund, of which $91,303,463 million were affiliated investments, and a related net deferred tax asset $1,777,678.

The Company had investments totaling $28,689,887 in a mutual fund and closed-end funds advised by Gabelli Funds, LLC and an investment of $65,230,000 in GBL stock as of December 31, 2017. These amounts are included in Securities owned, at fair value in the Statement of Financial Condition.

Throughout 2017, the Company participated in three preferred stock offerings of certain GAMCO closed-end funds. In September 2017, the Company acted as co-underwriter in the Ellsworth Growth and Income Fund Ltd 5.25% Series A Fixed Rate Preferred Stock and The Gabelli Multimedia Trust 5.25% Series E Cumulative Preferred Stock offerings. During October 2017, the Company acted as co-underwriter in the GAMCO Natural Resources, Gold & Income Trust 5.20% Series A Cumulative Preferred Stock offering.

The Company pays AC a management fee equal to 20% of the Company's year-to-date pretax profits before consideration of this fee. In 2017, the Company did not pay AC this fee.

The Company also pays or receives the amount of its portion of the current tax expense or benefit. See Note G for details.

GBL has entered into a lease, expiring on December 31, 2028, with M4E, LLC, an entity owned by the adult children of the AC Executive Chairman for office space at 401 Theodore Fremd Ave, Rye, NY. In June 2016, AC entered into a sublease agreement with GBL initially effective from April 1, 2016 through March 31, 2017. In March 2017, this sublease was renewed through March 31, 2018. Pursuant to the sublease, AC and its subsidiaries shall pay a monthly fixed lease amount based on the percentage of square footage occupied by its employees (including pro rata allocation of common space).

D. Securities Owned, at Fair Value

Securities owned are recorded at fair value and consist of the following at December 31, 2017:

	Cost	Fair Value
Common stocks	$ 73,553,534	$ 75,971,749
Closed-end funds	26,230,698	26,929,307
Mutual funds	1,854,510	1,760,579
Total	$ 101,638,742	$ 104,661,635

E. Fair Value

The following table presents information about the Company's assets and liabilities by major category measured at fair value on a recurring basis as of December 31, 2017 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2017

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2017
Cash equivalents	$ 11,433,188	-	-	$ 11,433,188
Common stocks	75,971,749	-	-	75,971,749
Closed-end funds	26,929,307	-	-	26,929,307
Mutual funds	1,760,579	-	-	1,760,579
Total assets at fair value	$116,094,823	$ -	$ -	$116,094,823

There were no transfers between any Levels during the year ended December 31, 2017.

F. Retirement Plan

The Company participates in GBL's incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by management of the Company and AC's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

G. Income Taxes

The Company's operations are included in the consolidated U.S. federal and certain state and local income tax returns of AC. The Company's federal and certain state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from AC using a benefits for loss approach such that net operating loss (or other tax attribute) is characterized as realized by the Company when those tax attributes are utilized in the consolidated tax return of AC. This is the case even if the Company would not otherwise have realized those tax attributes. As such, the Company has concluded that it is more likely than not that net deferred tax assets of $438,612 are realizable, and no valuation allowance is required.

The Company has revalued its net deferred tax assets and other tax balances in December 2017, the enactment date of the Act.

As of December 31, 2017, the Company's gross unrecognized tax benefits which relate to uncertain tax positions were $10,923 of which $8,629, if recognized, would affect the Company's effective tax rate. The Company continues to recognize both interest and penalties with respect to unrecognized tax benefits as income tax expense. The Company had accrued a liability of $6,241 for interest and penalties as of December 31, 2017. These amounts are included in accrued expenses and other liabilities on the Statement of Financial Condition.

As of December 31, 2017, management has not identified any potential subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months. The Company remains subject to income tax examination by the Internal Revenue Service for years after 2014 and state examinations for years after 2011.

H. Member's Capital

AC made capital contributions to the Parent, which in turn made capital contributions to the Company on February 8, 2017 and November 29, 2017 totaling $10,000,000 and $103,119,604, respectively. See Note C for detail.

I. Guarantees, Contingencies, and Commitments

The Company has agreed to indemnify the clearing brokers for losses they may sustain from the customer accounts that trade on margin introduced by the Company. At December 31, 2017, the total amount of customer balances subject to indemnification (i.e., unsecured margin debits) was immaterial. The Company also has entered into arrangements with various other third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote, and therefore, an accrual has not been made in the Statement of Financial Condition.

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The Statement of Financial Condition includes the necessary provisions for losses that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonably possible, are not considered material to the Company's financial condition.

J. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of that rule which exempts all customer transactions cleared through another broker-dealer on a fully disclosed basis. In addition, our assets at the clearing broker-dealer are treated as allowable assets for net capital purposes as we have in place PAIB agreements pursuant to Rule 15c3-3. These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2017, the Company determined that its investment in GBL stock constitutes a non-allowable asset for purposes of meeting its minimum net capital requirement. This assessment does not, however, prevent GBL stock from being deemed an allowable asset in part or in its entirety in future net capital calculations. The Company had net capital, as defined, of $41,821,929, exceeding the required amount of $250,000 by $41,571,929, at December 31, 2017.

K. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the Statement of Financial Condition through the date of this report and the Company has not identified any subsequent events, not otherwise reported in the Statement of Financial Condition or the notes thereto, that required recognition or additional disclosures in the Statement of Financial Condition except for the following:

On February 6, 2018, the Company amended its existing research service agreements with two wholly-owned subsidiaries of GBL, GAMCO Asset Management, Inc. and Gabelli Funds, LLC, to provide for annual research services fees from these entities in 2018. See Note C for further details of these agreements.

G.research, LLC
(A Wholly-owned Subsidiary of Institutional Services Holdings, LLC)
(SEC I.D. No. 8-21373)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.